PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                                                                                                 Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                                                                                             Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                                                                                         rburnett@pblaw.biz

2070 Skyline Tower                                                                                                                                                                                                                                                                                505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street                                                                                                                                                                                                                                                                                       Spokane, Washington, 99201

Bellevue, Washington 98004                                                                                                                                                                                                                                                                                             Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                                                                                         Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

November 5, 2007

H. Christopher Owings
Assistant Director
Dept. of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:               Coffee Pacifica, Inc.

Registration Statement on Form SB-2; Amendment No. 1

Filed August 27, 2007; File No.333-142601

Form 10-KSB for the Fiscal Year Ended December 31, 2006, as amended

Filed April 2, 2007; File No. 333-101702

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

Filed August 14, 2007; File No. 333-101702

Dear Mr. Owings:

This letter is in response to your comment letter (the "Comment Letter") dated September 27, 2007, with regard to the Form SB-2 filing of Coffee Pacifica, Inc., a Nevada corporation ("Coffee Pacifica" or the "Company") originally filed on May 3, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter. Where appropriate we make reference to additional/changed disclosures contained in the Form SB-2A filed on November 2, 2007.

General

1. We disagree with the analysis set forth in your Comment #1 for the following reasons: 1) As of June 30, 2007, the Company had issued and outstanding 29,896,334 shares of its common stock of which 20,425,828 were held by non-affiliates of the Company. The Company is registering 6,350,584 Shares as a part of this Offering. The Shares represent 31.10% of the non-affiliate owned issued and outstanding shares of the Company's common stock. The rule of thumb in offerings of this type has been that a Company may register, at any one time, up to 33% of its current public "float" of non-affiliate owned securities. This Offering fits well within that rule; 2) Because the Company will not receive any amounts from the sale of any of the Shares the Offering is not primary in nature but instead is a secondary offering; 3) The Shares being registered will not be sold on behalf of the Company (registrant), a subsidiary of the Company, or a person of which the Company is a subsidiary; 4) Following the completion of this Offering the number of issued and outstanding shares of the Company's common stock will not be changed as a result of the registration. The Company is obligated to issue the Shares upon conversion of the Notes or exercise of the Warrants, as the case may be, regardless of whether the Shares are registered or not; 5) With the exception of Canouse & Co. each of the Selling Shareholders is in the business of buying and selling securities. As a result each of the Selling Securities holders has independent governing bodies and independent internal controls and procedures which govern their activities as investors. The Selling Shareholders are acting independently of one another as further evidenced by their representation contained in Section 12(g) of the Subscription Agreements. To the best of the Company's knowledge, after inquiry, there are no previously existing agreements for the Selling Shareholders to act in concert with respect to conversion and/or sale of the Shares, or to make any investment decisions related to the Offering and/or the Shares. No Selling Shareholder has any power to control the activities of another Selling Shareholder with respect to the Notes, Warrants and/or underlying Shares. To the best of Company's knowledge, after inquiry, there are not now nor have there been in the past any relationships among the Selling Shareholders; 6) The Selling Shareholders, in the aggregate, cannot, at any given time, beneficially own more than 4.99% of the issued and outstanding shares of the Company's common stock.;

2. The delay in the filing of Form 8-K, which was filed on September 12, 2007, was due to a delay in receiving and tabulating Proxies and also a delay in communications from a now former director of the Company. The Company's principal executive and principal financial officer have considered the recent late filings and the relation of those late filings to their "effectiveness conclusion" as to disclosure controls and procedures as required by Item 307 of Regulation S-B and have determined that existing disclosure controls and procedures are sufficient and the recent delays have been anomalies, the primary cause of which is related to a former director of the Company.

3. The requested changes and disclosures have been made within the Prospectus.

Cover Page

4. The requested changes have been made within the Prospectus.

The Offering, page 3

5. The requested disclosures have been added, in tabular format, to the Prospectus.

6. The requested disclosures have been added, in tabular format to the Prospectus.

7. The requested disclosures have been included within the Prospectus.

Selling Security Holders, page 11

8. The Prospectus has been amended to address the concerns raised by you in Comment #8.

Plan of Distribution, page 13

9. The requested disclosures have been included within the Prospectus.

Executive Compensation, page 31

10. Agreements for Company's management have been incorporated by reference to prior filings. Because those officers of the Company's subsidiary (Uncommon Grounds, Inc.) had no policy making authority at the parent level, the references to the agreements and their terms have been deleted.

Financial Statements, page 31

11. The report requested has been filed twice as an embedded graphic to the SB-2 and accompanying Prospectus but it has not been viewable on the EDGAR website. The report has been included again as a Word format document.

Form 10-KSB for the Fiscal Year Ended December 31, 2006, as amended

12. The Company has confirmed there were no changes in internal controls that occurred during the last fiscal quarter ended on December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-QSB for the Period Ended June 30, 2007

Item 3. Controls and Procedures

13. The Company has confirmed that its disclosure controls and procedures were effective at a reasonable assurance level for the quarter ended June 30, 2007. The "subject to the limitations noted above" language will not be contained in future filings as requested. The Company has confirmed that its disclosure controls and procedures were effective at a reasonable assurance level for the period ended June 30, 2007 such that all information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act are accumulated and communicated to the Company's management. The Company further confirms that it will include the proper definition of disclosure controls and procedures in future filings.

Exhibit 31

14. The Company confirms that in future filings it will used the term "report" as opposed to "quarterly report" in all but the first paragraph of the certifications.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Coffee Pacifica in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS
JBP:aqs